Delisting Determination, The Nasdaq Stock Market, LLC,
January 17, 2020, Cool Holdings, Inc. The Nasdaq
Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Cool Holdings, Inc. (the Company), effective at the opening of the trading session on January 27, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b).
The Company was notified of the Staff determination on October 1, 2019. The Company appealed the determination to a Hearing Panel on October 8, 2019. On November 5, 2019, the company infomed of its decision to withdraw its appeal before a decision was rendered by the Panel. The Listing
Council did not call the matter for review. The Staff determination to delist the Company became final on December 23, 2019.